Contact

www.linkedin.com/in/rahulnamdev (LinkedIn)

Top Skills

Research

Teaching

Machine Learning

Publications

An interactive and intuitive stem accessibility system for the blind and visually impaired

A novel compliant rover for rough terrain mobility

Motion segmentation of multiple objects from a freely moving monocular camera

Multibody VSLAM with relative scale solution for curvilinear motion reconstruction

Rahul Namdev

Cofounder/CTO of Betterhalf.ai, Looking for Senior Backend Engineers in Python/Django -- Reach out
Bengaluru, Karnataka, India

Summary

Rahul likes to build things, take challenges and execute them. He finds happiness and intellectual satisfaction in solving technical puzzles. He holds a Masters in Computer Science from Massachusetts Institute of Technology (MIT). During his academic tenure, he worked with two professors: Prof. Seth Teller — he wrote the first thesis for city scalable navigation system and Prof. Pettie Maes — she invented Sixth Sense with Pranav Mistry.

During this program, he developed an interactive and intuitive platform to make complex information — especially science, technology, engineering and mathematics material — truly accessible to blind and visually impaired students by using a tactile (braille) device. This work was recognized by PETRA 2015 conference held in GREECE as most innovative research work in the area of blind literacy. In addition, this work was also awarded the "Touch of Genius Prize for Innovation April-2015" for excellent contribution in the area of Braille literacy.

Before joining MIT, he did B.Tech and his first Masters in Engineering from IIIT Hyderabad, India. He was awarded Gold Medal for ranking first and having highest GPA among my fellow batch-mates in Electronics and Communications Engineering dual degree batch. He has also worked in Innopark India, Hyderabad where he developed a first of its kind game engine within the company for an automatic creation of casino slot games.

You can read more about me here:
http://people.csail.mit.edu/namdev/
http://www.thebostoncalendar.com/events/touch-of-genius-award-ceremony-registration-is-full
https://www.eecs.mit.edu/news-events/media/continuing-legacy-assistive-technologies-mit

https://www.mdtmag.com/news/2014/09/photos-day-assistive-technologies-mit
http://www.namdevtimes.com/rahul-namdev-dr-apj-kalam-award/

Experience

Betterhalf.ai
6 years 7 months

Cofounder and CTO
August 2016 - Present (6 years 7 months)

We're building the world's fastest and most accurate technology to build deeper relationships. This invention unique in its way in partner search industry has potential to offer a useful and valuable product for 500M globally.

Early traction makes us more responsible to build a great experience for users — whom we care deeply — and aspire to give a new direction to 10,000+ year old partner search problem. Whole team is heads down at work to make it happen!

Check out us and feel free to reach out at rahul@betterhalf.ai for collaboration.

Cofounder and CTO
August 2016 - August 2016 (1 month)
Bengaluru Area, India

InnoPark
Technical Subject Matter Expert
April 2016 - September 2016 (6 months)

Massachusetts Institute of Technology (MIT)
Masters in Science Student
September 2013 - September 2015 (2 years 1 month)

InnoPark
Technical Consultant
January 2013 - July 2013 (7 months)

Developed first of its kind game engine within the company for a automatic creation of casino and slot games.

IIIT Hyderabad

Dual Degree (B.Tech and M.S) for Electronics and Communication
July 2007 - July 2013 (6 years 1 month)

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Education

Massachusetts Institute of Technology
Maters of Science, Computer Science · (2013 - 2015)

International Institute of Information Technology
BTech+MS, Electronics & Communication Engineering · (2007 - 2013)